Exhibit 4.8

DESCRIPTION OF CAPITAL STOCK

The following description of the capital stock of Reed’s, Inc. (the “Company,” “we” or “our”), and certain provisions of the Company’s amended certificate of incorporation (as amended from time to time, the “Amended Certificate”), and the second amended and restated bylaws (the “Bylaws”), are summaries. These summaries are qualified in their entirety by reference to Delaware law and the complete text of our Amended Certificate and Bylaws, which are incorporated by reference as Exhibits 3.1 and 3.2, and 3.3, respectively, of the Company’s Annual Report on Form 10-K, to which this description is also an exhibit.

General

The Amended Certificate authorizes us to issue up to 60,000,000 shares of common stock, par value $0.0001 per share, and 500,000 shares of preferred stock, par value $10.0 per share. Our board of directors may establish the rights and preferences of the preferred stock from time to time.

Common Stock

Voting

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding-up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights, Preferences, and Privileges

Except as described below, holders of our common stock have no preemptive, conversion, or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences, and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of our Series A convertible preferred stock and any other series of preferred stock that we may designate and issue in the future.

Pursuant to that certain Shareholders Agreement, dated as of May 25, 2023, as amended on January 24, 2025, by and between us and D&D Source of Life Holding Ltd. (“D&D”), we agreed to provide contractual preemptive rights to D&D. If, at any time, we (or any of our subsidiaries or affiliates) propose to issue equity securities or any securities convertible into or having the rights to purchase any equity securities, then we shall first offer in writing to sell such securities to D&D on the same terms and conditions as proposed by us to any other investors, subject to certain exceptions. In such event, D&D has the option to purchase its pro rata portion of the securities proposed to be offered, calculated on a fully diluted basis, at the price and upon the terms set forth in such writing.

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Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

Under our Amended Certificate, our board of directors has the authority, without further action by the stockholders, to issue up to 500,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations, or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

Series A Convertible Preferred Stock

As of December 31, 2025, 9,411 shares of Series A convertible preferred stock were outstanding. Each share of our Series A convertible preferred stock is convertible, at any time by the holder, into 0.0133 shares of our common stock, subject to further adjustment in the event of stock splits, reverse stock splits, stock dividends, recapitalization, reclassification, and similar transactions.

Dividends on our Series A convertible preferred stock are payable at the rate of 5% annually, pro-rata and non-cumulative. The dividend can be paid in cash or, at the discretion of our board of directors, in shares of common stock based on its then fair market value. We cannot declare or pay any dividend on shares of our common stock until the holders of the Series A convertible preferred stock have received their annual dividend. In addition, the holders of the Series A convertible preferred stock are entitled to receive pro rata distributions of dividends on an “as converted” basis with the holders of our common stock.

Except as provided by law, the holders of our Series A convertible preferred stock do not have the right to vote on any matters, including the election of directors. However, so long as any shares of the Series A convertible preferred stock are outstanding, we shall not, without the approval of holders holding a majority of the Series A convertible preferred stock, authorize or issue any equity security having a preference over the Series A convertible preferred stock with respect to dividends, liquidation, redemption or voting, including any other security convertible into or exercisable for any senior preferred stock.

In the event of any liquidation, dissolution or winding up of the company, or if there is a change of control event, the holders of our Series A convertible preferred stock are entitled to receive, prior to distributions to the holders of common stock, $10.00 per share plus all accrued and unpaid dividends. Thereafter, all remaining assets are distributed pro rata among all security holders. Since June 30, 2008, we have the right, but not the obligation, to redeem all or any portion of the Series A convertible preferred stock at $10.00 per share, the original issue price, plus all accrued and unpaid dividends.

Warrants to Purchase Common Stock

As of December 31, 2025, there were 2,963,215 shares of common stock issuable upon the exercise of warrants outstanding, at a weighted average exercise price of $5.77 per share. Each warrant entitles the registered holder to purchase one share of common stock at a price per share described below and subject to adjustment as discussed below.

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Exercisability

The warrants may be converted into shares of common stock at the applicable holder’s option.

Exercise Price

The exercise price per share of common stock purchasable upon exercise of the warrants is:

●	$4.50 as to 2,875,000 warrants outstanding;

●	$15.51 as to 52,224 warrants outstanding;

●	$138.00 as to 5,000 warrants outstanding; and

●	$86.31 as to 30,991 warrants outstanding.

Expiration

The warrants will expire on:

●	December 8, 2030 as to 2,875,000 warrants outstanding;

●	May 25, 2026 as to 52,224 warrants outstanding;

●	November 24, 2026 as to 5,000 warrants outstanding; and

●	September 11, 2027 as to 30,991 warrants outstanding.

Transferability

Subject to applicable laws, the warrants may be transferred at the option of the holders upon completion and delivery to us of a written assignment.

Adjustments; Change in Control Transaction

The exercise price and shares of common stock issuable upon exercise of the outstanding warrants are subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock. Further, the exercise price and shares of common stock issuable upon exercise of the warrants are subject to appropriate adjustment in the event we consummate certain change in control or capital reorganization transactions as set forth in such warrant.

In addition, with respect to 91,550 warrants outstanding as of December 31, 2025, in the event we grant, issue or sell any shares of common stock (or securities convertible or exchangeable into common stock) or rights to purchase stock, warrants, securities or other property pro rata to all (or substantially all) of the record holders of any class of shares of common stock (the “Purchase Rights”), then the holders of certain outstanding warrants will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the applicable holder could have acquired if such holder had held the number of shares of common stock acquirable upon complete exercise of the warrant immediately before the date of the grant, issuance or sale of such Purchase Rights.

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Registration Rights

Certain holders of shares of our common stock are entitled to certain rights with respect to registration of such shares under the Securities Act pursuant to the terms of certain registration rights agreements. The registration rights agreements also contain customary provisions relating to expenses and indemnification. We have filed registration statements on Form S-1 for the registration of such registrable securities for resale, and have agreed to maintain the effectiveness of such registration statements until the date on which all of such registrable securities have been sold by the holders or such securities have become eligible for resale without volume or manner-of-sale restrictions and without current public information pursuant to Rule 144, among other things.

Anti-Takeover Effects of Provisions of Our Amended Certificate of Incorporation, Our Second Amended and Restated Bylaws, and Delaware Law

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

●	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 ⅔% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

●	any merger or consolidation involving the corporation or any direct or indirect majority-owned subsidiary of the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder (in one transaction or a series of transactions);

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or of such subsidiary to the interested stockholder;

●	any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation that has the effect, directly or indirectly, of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

●	any receipt by the interested stockholder of the benefit, directly or indirectly, of any loans, advances, guarantees, pledges, or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

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Amended Certificate of Incorporation and Second Amended and Restated Bylaws

Provisions of our Amended Certificate and Bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.

For example, our authorized but unissued shares of common stock are available for our board of directors to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or other transaction. Our authorized but unissued shares may be used to delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. The board of directors is also authorized to adopt, amend or repeal our Bylaws (provided, however, that no such adoption, amendment, or repeal shall be valid with respect to bylaw provisions which have been adopted, amended, or repealed by the stockholders; and further provided, that bylaw provisions adopted or amended by the board of directors and any powers thereby conferred may be amended, altered, or repealed by the stockholders) which could delay, defer or prevent a change in control.

Choice of Forum

Our Bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware and any appellate court therefrom shall be the sole and exclusive forum for: (a) any derivative claim or cause of action brought on behalf of the Company; (b) any claim or cause of action that is based upon a violation of a duty owed by any current or former director, officer, other employee or stockholder of the Company, to the Company or the Company’s stockholders; (c) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company, arising out of or pursuant to any provision of the Delaware General Corporation Law, the Amended Certificate or Bylaws; (d) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Amended Certificate or Bylaws (including any right, obligation, or remedy thereunder); (e) any claim or cause of action as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; and (f) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company, governed by the internal affairs doctrine or otherwise related to the Company’s internal affairs, in all cases to the fullest extent permitted by applicable law; provided, however, that if such court does not have, or declines to accept, jurisdiction over such a claim or cause of action, then the United States District Court for the District of Delaware shall be the sole and exclusive forum for such claim or cause of action. In addition, the Bylaws provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Listing

Our common stock is currently listed on NYSE American, LLC under the symbol “REED”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Transfer Online, Inc., telephone (503) 227-2950.

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